June 21, 2019

Brian M. Hall
Chief Financial Officer
LCI Industries
3501 County Road 6 East
Elkhart, Indiana 46514

       Re: LCI Industries
           Form 10-K for the Year Ended December 31, 2018
           File No. 001-13646

Dear Mr. Hall:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure